Exhibit 99.1

Locafy Reports Fiscal Third Quarter 2024 Results

Company Striving Towards Near-Term Profitability Following Go-to-Market Approach Revamp and Cost Reduction Initiatives

New Pay-Per-Click SEO Pricing Model Gaining Strong Traction in Multiple Market Sectors

Streamlined Operations Results in Record Quarterly Gross Margin of 83.6%

PERTH, Australia – May 1, 2024 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in “entity based” search engine optimization (SEO), today reported financial results for the 2024 fiscal third quarter ended March 31, 2024. All financial results are reported in Australian Dollars (AUD).

Recent Operational Highlights

●	Announced in early April, Locafy’s new proprietary Performance-Based SEO Pricing Model allows customers to access “pay-per-click SEO.” The Company believes that this model is the first of its kind for the SEO software space. Performance-based SEO is expected to boost Locafy revenues through increased sales velocity, scalability, and its subscription revenue opportunity.
●	Since announcing the release of Locafy’s Performance Based SEO solutions, the Company has presented approximately 50 qualified proposals to customers, totaling more than $750,000 in new potential SEO services revenue. As of the date of this press release, several of these proposals have already been converted to deals.
●	In February 2024, Locafy announced a $500,000 services contract with Localista, an Australian directory business. As of the date of this press release, the Localista contract is on track to be completed during the 2024 fiscal fourth quarter. Once completed, as pursuant to the contract, Locafy will also share in any advertising revenue growth demonstrated by Localista.
●	Cost reduction initiatives resulted in cost of sales and operating expenses decreases of 59% and 47% compared to the 2023 fiscal third quarter, respectively; gross margin increased to Locafy’s quarterly record of 83.6%.
●	Services revenue increased 26.6% to $126,000 from $100,000 in the comparable year-ago period. Under the revamped pricing model, the company expects these revenues to continue to grow, which is expected to drive increased subscription revenues once services are delivered.

Management Commentary

“In our 2024 fiscal third quarter, we focused on completing our product offering and go-to-market strategy revamp,” said Locafy CEO Gavin Burnett. “We listened to the feedback from  our advertising and publishing clients, and successfully launched our proprietary pay-per-click SEO model for which they have indicated interest. We believe that this model allows us to improve our targeted marketing efforts and streamline our cost structure, as it can be supported by significantly leaner sales and operational teams. Even as we faced sales delays  in our subscription and advertising revenue segments in the 2024 fiscal third quarter, our subscription revenue decline ended in January, and we are now poised to rebound well in the coming quarters. Also, we have successfully lowered our cost of sales and operating expenses by 59% and 47% over our 2023 fiscal third quarter, respectively , and believe that we are nearing a steady run rate and break-even profitability point for our business in the coming quarters.

“We now define our three core markets as digital agency resellers, who provide our technology to clients, publishers, who monetize their digital properties through advertising, and direct clients, who publish their online business data through our directory assets,” continued Burnett. “We are seeing significant business development success and preliminary contracts signed with clients in each market and look forward to completing the onboarding processes for early adopters in the coming months. We believe that our underlying SEO solutions have proven their effectiveness through a wealth of trials and paid engagements in recent quarters. With this product offering revamp complete, we are ready to capitalize on our technology and drive Locafy revenue that matches the value we provide. We are confident that this model will help us unlock significant growth opportunities both for clients and for our business as we head into fiscal 2025.”

2024 Fiscal Third Quarter Financial Results

Results compare the 2024 fiscal third quarter end (March 31, 2024) to the 2023 fiscal third quarter end (March 31, 2023) unless otherwise indicated. All financial results are reported in Australian Dollars (AUD).

●	Total operating revenue decreased 28.3% to $2.9 million from $4.1 million in the comparable year-ago period.

○	Subscription revenue decreased 36.9% to $2.0 million from $3.1 million in the comparable year-ago period. Compared to the 2024 fiscal second quarter, subscription revenue decreased 8.9%. The decline in subscription revenues ceased in January 2024, forming a base from which the Company expects to grow in the coming quarters.
○	Advertising revenue decreased 10.8% to $213,000 from $239,000 in the comparable year-ago period. The Company is currently implementing advertising technology from diDNA, a leading ad tech provider, to its digital properties through the recently announced partnership between Locafy and diDNA. When combined with Locafy’s existing Keystone technology, which is also applied to these digital properties to improve search traffic, Locafy expects this initiative to drive increased revenues and higher advertising yields to produce a synergistic result for Locafy and diDNA.
○	Data revenue decreased 2.5% to $645,000 from $662,000 in the comparable year-ago period.
○	Services revenue increased 26.6% to $126,000 from $100,000 in the comparable year-ago period. The revenue in the 2024 fiscal third quarter included the recognition, on a project-complete basis, of $101,875 out of the $500,000 total contract fee in relation to the Company’s SEO consulting engagement with Localista. Management expects to complete the remaining project within the 2024 fiscal fourth quarter.

●	Other income decreased 91.0% to $26,000 from $285,000 in the comparable year-ago period. As previously reported, the variance is attributed to the Company’s assessment (as at the respective reporting period) of the extent and likelihood of its ability to claim a Research & Development tax incentive in Australia, as was possible in prior years.
●	Cost of sales decreased 58.9% to $483,000 from $1.2 million in the comparable year-ago period.
●	Gross margin for the 2024 fiscal third quarter improved to 83.6% from 71.5% in the comparable year-ago period. This is attributable to a reduction in third party technology costs.
●	Operating expenses decreased 47.0% to $5.0 million from $9.4 million in the comparable year-ago period. This is primarily due to a significant reduction in headcount and associated costs, a reduction in third party technology costs, and the capitalization of certain R&D activities. These cost reductions resulted from technology upgrades implemented during the past 12 months, including incorporating technologies acquired from Jimmy Kelley Digital, resulting in the introduction of new SEO solutions that the Company is now bringing to market.

●	Net loss for the year to date was $2.1 million, or $1.63 per diluted share, compared to a net loss of $5.1 million, or $4.91 per diluted share, in the comparable year-ago period.

Key Performance Indicators (KPIs)

In accordance with its revamped go-to-market strategy, Locafy no longer views its traditional KPIs as adequate indicators of the long-term success of the Company’s business. Therefore, Locafy has updated its KPIs to focus on Monthly Recurring Revenue driven across the platform. Unless otherwise specified, KPI data has been recorded as of the 2024 fiscal third quarter end (March 31, 2023).

●	Monthly recurring revenue (MRR) for the 2024 fiscal third quarter was $266,000, a 34.8% decrease from the comparable year-ago period, and a 15.5% decrease compared to the 2024 fiscal second quarter.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Locafy’s recent platform upgrade caused a significant change to the calculation of average page metrics, and Locafy management no longer views total active reseller count and total end user count as relevant indicators of the performance of Locafy’s technology. The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors and risk factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on October 11, 2023, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku
Gateway Investor Relations
(949) 574-3860
LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Unaudited)

	3 months to 31 Mar 2024 AUD $	9 months to 31 Mar 2023 AUD $
Revenue	911,839	2,947,522
Other income	25,641	32,241
Technology expense	(225,833)	(676,447)
Employee benefits expense	(721,580)	(2,322,417)
Occupancy expense	(27,959)	(75,055)
Advertising expense	(46,287)	(179,151)
Consultancy expense	(193,137)	(657,926)
Depreciation and amortization expense	(360,382)	(1,079,660)
Other expenses	(4,628)	(46,962)
Reversal / (Impairment) of financial assets	-	67,146
Operating loss	(642,326)	(1,990,709)
Financial cost	(19,372)	(97,660)
Loss before income tax	(661,698)	(2,088,369)
Income tax expense	-	-
Loss for the period after tax	(661,698)	(2,088,369)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	(26,895)	(9,251)
Total comprehensive profit/(loss) for the period	(688,593)	(2,097,620)

Earnings per share
Basic loss per share	(0.51)	(1.63)
Diluted loss per share	(0.51)	(1.63)

Locafy Limited

Consolidated Statement of Financial Position

	As at 31 Mar 2024 AUD $ (unaudited)	As at 31 Dec 2023 AUD $ (audited)	As at 30 Jun 2023 AUD $ (audited)
Assets
Current assets
Cash and cash equivalents	484,590	724,581	3,174,700
Trade and other receivables	1,011,347	868,492	1,288,513
Other assets	523,506	453,763	356,782
Total current assets	2,019,443	2,046,836	4,819,995
Non-current assets
Property, plant and equipment	286,419	317,618	380,018
Right of use assets	245,539	268,558	314,596
Intangible assets	4,652,855	4,022,887	3,720,272
Total non-current assets	5,184,813	4,609,063	4,414,886
Total assets	7,204,256	6,655,899	9,234,881

Liabilities
Current liabilities
Trade and other payables	1,853,108	1,289,251	2,507,573
Borrowings	271,600	271,600	301,600
Provisions	214,082	226,547	214,465
Accrued expenses	379,464	357,776	512,611
Lease liabilities	124,795	120,287	85,165
Contract and other liabilities	132,529	139,120	152,211
Total current liabilities	2,975,578	2,404,581	3,773,625
Non-current liabilities
Lease liabilities	237,011	269,500	332,578
Provisions	32,656	33,559	48,271
Accrued expenses	90,450	90,450	90,450
Total non-current liabilities	360,117	393,509	471,299
Total liabilities	3,335,695	2,798,090	4,244,924
Net assets	3,868,561	3,857,809	4,989,957

Equity
Issued capital	48,398,895	47,805,798	47,930,486
Reserves	2,774,951	2,696,635	2,404,933
Accumulated losses	(47,305,288)	(46,644,624)	(45,345,462)
Total equity	3,868,558	3,857,809	4,989,957

Locafy Limited

Consolidated Statement of Cash Flows

(unaudited)

	3 months to 31 Mar 2024 AUD $	9 months to 31 Mar 2024 AUD $
Cash flows from operating activities
Receipts from customers (inclusive of GST)	653,810	2,492,938
Payments to suppliers and employees (inclusive of GST)	(869,017)	(4,183,032)
R&D Tax Incentive and government grants	-	561,501
Financial cost	(19,372)	(97,660)
Net cash used by operating activities	(234,579)	(1,226,253)

Cash flows from investing activities
Purchase of intellectual property	(483,422)	(1,673,644,)
Maturity of term deposit	-	40,000
Net cash used by investing activities	(483,422)	(1,633,644)

Cash flows from financing activities
Proceeds from issue of shares	567,632	567,632
Payment for share issue costs	(45,747)	(291,333)
Repayment of borrowings	-	(30,000)
Leasing liabilities	(27,981)	(55,937)
Net cash from financing activities	493,904	190,362

Net decrease in cash and cash equivalents	(224,097)	(2,669,535)
Net foreign exchange difference	(15,894)	(20,575)
Cash and cash equivalents at the beginning of the period	724,581	3,174,700
Cash and cash equivalents at the end of the period	484,590	484,590